11022124

SEC Mail Processing Section
MAY 31 2011
Washington, DC

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MMDDYYYY) AND ENDING 03/31/2011 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of March 31 in the year 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

MAY 27 2011

Signature

Chief Financial Officer

Title

JESSICA NIEVES-ARROYO
Notary Public of New Jersey
My Commission Expires 7/15/2015

Notary Public

This report ** contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- ☐ (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project 1535-0089 Washington, DC 20503.

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2011

pwc

SEC
Mail Processing
Section
MAY 31 2011
Washington, DC
105

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2011

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2011

pwc

Report of Independent Auditors

To the Member of
ICAP Securities USA LLC and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and Subsidiaries (the "Group") at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Group's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2011

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2011

(dollars in thousands)

Assets		
Cash and cash equivalents	$	183,716
Cash segregated under federal regulations		16,068
Deposits with clearing organizations		41,352
Securities owned, at cost, not readily marketable		1,455
Receivable from brokers dealers and clearing organizations		1,603,416
Receivable from customers		85,766
Securities purchased under agreements to resell		101,503
Commissions receivable, net of allowance for doubtful accounts of $393		43,635
Receivable from affiliates		167,557
Intangible assets, net of accumulated amortization of $42		63
Goodwill		2,312
Prepaid expenses and other assets		27,153
Total assets		2,273,996
Liabilities and Member's Equity		
Liabilities		
Payable to brokers, dealers and clearimg organizations		1,399,046
Securities sold, not yet purchased held at clearimg broker, at fair value		54
Securities sold, under agreements to repurchase		254,850
Payable to customers		115,652
Payable to affiliates		7,545
Bank loan payable		30,000
Accrued expenses and accounts payable		86,976
Total liabiliteis		1,894,123
Commitments and contingencies (Note 6)		
Member's equity		379,873
Total liabilities and member's equity	$	2,273,996

The accompanying notes are an integral part of this consolidated financial statement.

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiaries, ICAP Electronic Broking LLC ("IEB"), ICAP Corporates LLC ("Corporates"), and ICAP Futures LLC ("ICAP Futures"), (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Company and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Company is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

On September 30, 2010, the Company reorganized its ownership structure by transferring its entire ownership interest in ICAP Capital Markets LLC ("ICM"), to the Company's direct parent IBHNA. Additionally during September 2010 Intercapital Securities LLC ("Intercapital") was dissolved. The financial positions for both ICM and Intercapital have been presented as if the transfer of equity interests had occurred on April 1, 2010 at their carrying values (see note 8). The total equity of ICM and Intercapital at April 1, 2010 was $85,391 and $307 respectively.

The Group is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

The Subsidiaries primarily operate in the brokering of financial instruments. Collectively the instruments include, but are not limited to corporate bonds, preferred stock, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, Canadian Government and Canadian Corporate debt obligations, equities, and equity options. Certain subsidiaries also provide direct market access services and market data to market data distributors.

IEB and Corporates are registered with the SEC, and ICAP Futures is registered with the Commodity Futures Trading Commission ("CFTC"). Corporates has four trading licenses with the New York Stock Exchange ("NYSE"), is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. During March 2011, Corporates registered as a non-clearing Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures association ("NFA"). ICAP Futures is registered as a futures commission merchant ("FCM"), and is a member of the National Futures Association, the Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group. IEB operates on an electronic inter-dealer trading system.

(dollars in thousands)

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up".

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

The Group's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets, the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Group customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out-trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error

(dollars in thousands)

(this may also occur when the Group is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes but is not limited to acquiring a position (i) resulting from the partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

The Company's financial statement is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2011 include approximately $179,547 of short-term highly liquid money market mutual funds. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $98,099 is held at one financial institution.

(b) Exchange and Trading Memberships

The Company and a member of the Group own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $662 and $12 respectively. Additionally another member of the Group owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT").The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $781. These restricted shares are included in securities owned, at cost, not readily marketable on the Consolidated Statement of Financial Condition.

(c) Securities Transactions

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables and payables from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition. Securities borrowed transactions require a certain Group member to deposit cash with the lender. With respect to

(dollars in thousands)

securities loaned, the Group member receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Group member monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

(e) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In March 2011 the Group performed its annual test for the impairment of goodwill and useful lives of intangible assets and concluded that there was no impairment as of March 31, 2011.

Identifiable intangible assets consist of customer lists and are amortized over four to five years.

(f) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(g) Income Taxes

The Group is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a group of single member limited liability companies, the Group is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the Consolidated Statement of Financial Condition as the total net income tax receivable or payable is settled with INAI and FBHI on a current basis.

The Group accounts for income taxes in accordance with ASC 740, Income Taxes, ("ASC 740"). This standard clarifies the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken; and it also provides guidance on de-recognition, classification, interest and penalties and disclosure. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Group follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to

(dollars in thousands)

determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $11,563 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). Certain members of the Group compute a PAIB Reserve, which requires that these Group members maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2011 cash in the amount of $4,505 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

Fail-to-deliver	$ 382,070	Fail-to-receive	$ 199,002
Deposits paid for securities borrowed	1,208,487	Deposits received for securities loaned	1,191,188
Other	12,859	Other	8,856
	$ 1,603,416		$ 1,399,046

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

(dollars in thousands)

6. Commitments and Contingencies

Leases

The Group has four lease agreements for facilities, the longest of which is 15 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending March 31,	
2012	9,026
2013	8,992
2014	8,387
2015	8,387
2016	8,387
Thereafter	19,185
	$ 62,364

The office space included under the leases is used by the Group and various other affiliates.

The ultimate parent company, ICAP plc has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

During July 2010, the Company obtained an uncollateralized letter of credit in the amount of $2,160, in order to satisfy the requirements of the lease agreement entered into by the Company for the new disaster recovery facility. Additionally, a member of the group has provided an irrevocable letter of credit totaling approximately $264, which is fully collateralized by U.S. Treasury obligations, as security for its office lease.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2011 by depositing one letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

The Group has access to a $200,000 daily revolving credit facility available to satisfy collateral requirements with a clearing organization. As of March 31, 2011, the Group has drawn down $30,000 on the credit facility.

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

(dollars in thousands)

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

In December 2009 the Company agreed to a settlement with the Securities and Exchange Commission relating to a February 2006 formal order of investigation issued to the Company. In January 2010 as part of the settlement, without admitting or denying allegations of any wrong doing, the Company paid a civil penalty and disgorgement. The Company also agreed to retain and independent consultant for one year to conduct a review of the Company's controls and compliance mechanisms. During the year ended March 31, 2011, the independent consultant conducted its review. On April 4, 2011, the independent consultant issued its final report which concluded that the Company had materially and satisfactorily implemented the recommendations it had made for enhancing policies and controls.

7. Regulatory Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $131,429 at March 31, 2011, which was approximately $126,619 in excess of the minimum liquid capital requirement of $4,810. The Company's ratio of liquid capital to total haircuts was approximately 33 to 1.

The Company has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because the Company, in connection with its activities as a government securities interdealer broker, does not otherwise hold funds or securities for, or owe money or securities to, customers. Corporates and IEB are subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 3).

Certain Group members are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Corporates LLC and ICAP Electronic Broking LLC are subject to the uniform net capital requirements under Rule 15c3-1 and ICAP Futures LLC is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2011 are set forth below:

(dollars in thousands)

Group members	Net Capital	120% of Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 43,273	$ 4,338	$ 38,935
ICAP Futures LLC	8,333	1,200	7,133
ICAP Electronic Broking LLC	39,068	300	38,768
Total	$ 90,674	$ 5,838	$ 84,836

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Financial Statement, but not consolidated in the Company's corresponding unaudited Form G-405 part II filed as of March 31, 2011:

	ICAP Corporates LLC	ICAP Futures LLC	ICAP Electronic Broking LLC	Total
Assets	$ 1,529,802	$ 28,341	$ 87,284	$ 1,645,427
Liabilities	1,446,185	4,214	38,557	1,488,956
Net	$ 83,617	$ 24,127	$ 48,727	$ 156,471

8. De-pooling of Assets

The Company elected to account for the transfer of ICM as a de-pooling as opposed to disposal. This resulted in all the flow through capital benefit of ICM for the year being removed from the Company's liquid capital. ICM did not provide a material flow through capital benefit to the Company; therefore the de-pooling of the Company's interest in ICM did not have a material impact on the Company's liquid capital.

9. Income Taxes

The Group had recorded income taxes payable to an affiliate of $14,635 which is recorded in prepaid expenses and other assets, and accrued expenses and accounts payable, respectively, on the Consolidated Statement of Financial Condition.

The Group's tax benefits, including interest and penalties of $369, are recorded on the Consolidated Statement of Financial Condition as accrued expenses and accounts payable.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could

(dollars in thousands)

change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have a significant impact on the Group's financial statement.

The Group is included in the federal consolidated income tax return of ICAP U.S. Investment Partnership and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2008 and after remain subject to examination. The Group files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

10. Employee Benefits

The Group participates in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions. Beginning on January 1, 2009, the Group suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold.

11. Stock Option Plans

The Group accounts for stock options under ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc 1998 Share Option Plan
ICAP plc established the ICAP plc 1998 Share Option Plan, which provides for the grant of stock options to executives. At March 31, 2011 there were no options outstanding.

Transactions under the Group's stock option plan are summarized below:

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2010	250,000	2.337
Exercised	(250,000)	2.337
Options outstanding at March 31, 2011	-	-

During the year ended March 31, 2011 all remaining options of 250,000 were exercised.

The tax benefits associated with stock option exercises are recognized by the Group and reflected in Member's equity.

ICAP plc 2010 Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match

(dollars in thousands)

grant is contingent upon the continued employment of the executive. As of March 31, 2011, the total amount of the stock grants outstanding was 74,100.

12. Fair Value Measurements

The Group adopted ASC 820 "Fair Value Measurements" effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group's securities sold, but not yet purchased at fair value, typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

The Group's cash and cash equivalents include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level 1 assets.

The Group estimates that the carrying value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short-term in nature.

The Group adopted ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") effective March 31, 2010. This amended ASC 820 to clarify existing requirements regarding disclosures of inputs, valuation techniques and levels of disaggregation. The ASU also requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made: and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2011 the Group did not have any transfers between Levels.

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

(dollars in thousands)

A certain Group member has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,142,544 and received cash or other collateral with a value of approximately $1,191,188, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2011. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,160,415 and has given cash or other collateral with a value of approximately $1,208,487, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2011. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

The Group maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate non-performance by the counterparties. Whenever warranted, additional cash or collateral is obtained. A certain member of the Group has received collateral having a market value of $18,124 which it is permitted to sell or pledge. As of March 31, 2011 no collateral was re-pledged. The Group monitors the credit worthiness of each counterparty.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at March 31, 2011 was approximately $86,537,937 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2011 the Company has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

(dollars in thousands)

14. Transactions with Affiliates

The Group entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). A member of the group has a payable to an affiliate of $3,218 relating to such charges.

Additionally, on March 31, 2011, the other members of the Group have a receivable from an affiliate of $165,905 related to such charges.

The Group has receivables and payables from affiliates of $530 and $4,327 respectively, relating to commission revenue and expense.

A member of the Group has a receivable from an affiliate of $1,022 relating to market data distribution revenue.

Receivable from affiliates includes $100 which represents an escrow deposit with the New York Merchantile Exchange in the name of an affiliate of the Group.

In addition, certain members of the Group provide clearing services for foreign and domestic affiliates.

Amount receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). IEB has an affiliated membership underneath the direct membership of the Company. Although IEB maintains a separate participant identification with the FICC, it introduces transactions in FICC eligible securities to the Company for settlement and clearance. All margining is combined at the Company level.

15. Regulatory Developments

In July 2011, certain parts of the Dodd Frank Wall Street Reform and Consumer Protection Act will move from legislation to regulation. Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Group continues to engage with industry and regulators on the aspects of open and fair access to markets, the functioning of inter-dealer brokers ("IDBs") in these markets and capital requirements. Overall it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Group will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through May 27, 2011 which is the date the financial statement was issued. During November 2010, the Company requested regulatory approval to merge two of its subsidiaries (Corporates and ICAP Futures). In anticipation of the merger Corporates become a registered non-clearing FCM on March 3, 2011.

(dollars in thousands)

Currently, both US and UK regulators are reviewing the proposed merger in accordance with their relevant rules and regulations. If approved the merger would result in the addition of the futures business to Coporates without changing Corporates existing securities business.

There have been no other subsequent events that occurred during this period that would require recognition in the financial statement or disclosure as of March 31, 2011 or for the year then ended.

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.